Filed pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration No. 333-191708

October 24, 2013

$105 Million Common Share Offering

Terms and Conditions

ISSUER:	Novadaq Technologies Inc. (the “Company”)

SECURITIES OFFERED:	6,250,000 common shares

OFFERING PRICE:	$16.75 (USD) per share

GROSS PROCEEDS:	$105 Million (USD)

USE OF PROCEEDS:	The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital, sales force expansion, continued clinical development, continued strengthening of the Company’s intellectual property through research and development, capital expenditures, the procurement of raw material supply and for future research and development of new product hardware and new imaging molecules such as those required for nerve imaging. The Company may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. The Company currently has no present understandings, commitments or agreements to enter into any acquisitions or make any investments.

FORM OF OFFERING:	Bought deal offering by way of a prospectus supplement to the final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, other than the Province of Quebec, and in the United States pursuant to the effective shelf registration statement on Form F-10 that was filed with the U.S. Securities and Exchange Commission.

LISTING:	The shares are listed on the NASDAQ Global Market under the symbol “NVDQ” and the Toronto Stock Exchange under the symbol “NDQ”

TRADE DATE:	October 24, 2013

SETTLEMENT DATE:	October 29, 2013

LOCK-UP PROVISIONS:	The Company, its executive officers and directors have entered into lock-up agreements with the underwriter. Under these agreements, the Company and each of these persons may not, without the prior written approval of the underwriter, subject to limited exceptions, offer, sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or enter into any swap or other arrangement that transfers any economic consequences of ownership of the Company’s common shares or other securities that are substantially similar to the Company’s common shares, or securities convertible into or exercisable or exchangeable for warrants or other rights to purchase the Company’s common shares and other securities. These restrictions, subject to certain termination conditions, will be in effect for a period of 90 days after the date of the prospectus supplement for the offering to which this communication relates.

ELIGIBILITY:	No eligibility restrictions of the shares in the United States.

UNDERWRITER:	Piper Jaffray & Co.

The Company has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, other than the Province of Quebec, for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement when available, and other documents the Company has filed with the SEC and/or securities commissions or similar authorities in each of the provinces of Canada for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or SEDAR online at www.sedar.com. Alternatively, the Company, the underwriter or any dealer participating in the offering will arrange to send you the base prospectus or, when available, the prospectus supplement if you request it by contacting Piper Jaffray & Co. at 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by email prospectus@pjc.com, or by telephone at (800) 747-3924.